Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
NexPoint Diversified Real Estate Trust OP GP, LLC	Delaware
NexPoint Diversified Real Estate Trust Operating Partnership, L.P.	Delaware
NexPoint Dominion Land, LLC	Delaware
NexPoint Real Estate Capital, LLC	Delaware
NexPoint Real Estate Opportunities, LLC	Delaware
NHF TRS, LLC	Delaware
CP Tower Owner, LLC	Delaware
NXDT Hospitality Holdco, LLC	Delaware
NHT SP TRS, LLC	Delaware